UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             For December 11, 2002



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1Y 3RB
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated December 11, 2002  -  Holding(s) in Company


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


BUNZL PLC



2. Name of shareholder having a major interest


FMR CORP



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


NON-BENEFICIAL INTERESTS REPRESENTING FUNDS UNDER MANAGEMENT HELD ON BEHALF OF CLIENTS



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


NOMINEE/REGISTERED NAME                                            SHARES HELD

STATE STREET NOMINEE LTD                                           44,500
LLOYDS BANK NOMINEES LTD                                           234,100
BROWN BROTHERS HARRIMAN                                            10,900
NORTHERN TRUST                                                     58,700
STATE STREET BANK & TRUST                                          37,300
NATIONAL CITIES                                                    59,300
CLYDESDALE BANK (HEAD OFFICE) NOMINEES LTD                         1,335,267
CHASE MANHATTAN BANK LONDON                                        13,600
CITIBANK                                                           130,200
BT GLOBENET NOMINEES LTD                                           28,400
MSS NOMINEES LTD                                                   134,200
BANKERS TRUST                                                      1,343,721
CHASE NOMINEES LTD                                                 1,154,622
HSBC CLIENT HOLDINGS NOMINEE (UK) LTD                              272,900
MELLON NOMINEES LTD                                                20,200
CREDIT SUISSE FST BOS ZURICH                                       7,500
BANK OF NEW YORK LONDON                                            93,300
MSS NOMINEES LTD                                                   194,994
NORTRUST NOMINEES LTD                                              782,000
BANKERS TRUST                                                      533,072
BT GLOBENET NOMINEES LTD                                           208,200
STATE STREET NOMINEES LTD                                          219,900
MORGAN STANLEY                                                     216,293
RBS TRUST BANK                                                     819,869
NORTHERN TRUST                                                     991,851
BANK OF NEW YORK EUROPE                                            314,391
CITIBANK                                                           169,600
CHASE MANHATTAN BANK LONDON                                        626,680
BANK OF NEW YORK LONDON                                            962,566
CHASE NOMINEES LTD                                                 94,401
DEUTCHE BANK                                                       28,200
J P MORGAN                                                         277,000
STATE STREET BANK & TRUST                                          471,230
MELLON NOMINEES LTD                                                39,500
BANK OF NEW YORK BRUSSELS                                          438,089
NATIONAL AUSTRALIA BANK                                            7,400
PICG                                                               5,400
CHASE MANHATTAN BANK AG FRANKFURT                                  20,200
HSBC CLIENT HOLDINGS NOMINEE (UK) LTD                              2,927,909

TOTAL                                                              15,327,455




5. Number of shares / amount of stock acquired


1,496,477 (SINCE LAST NOTIFICATION)



6. Percentage of issued class


0.32%



7. Number of shares / amount of stock disposed


N/A



8. Percentage of issued class


N/A



9. Class of security


ORDINARY SHARES OF 25P



10. Date of transaction


9 DECEMBER 2002



11. Date company informed


11 DECEMBER 2002



12. Total holding following this notification


15,327,455



13. Total percentage holding of issued class following this notification


3.28%



14. Any additional information


N/A



15. Name of contact and telephone number for queries


MRS C MEYER - 020 7495 4950



16. Name and signature of authorised company official responsible for making this notification


MR P N HUSSEY, COMPANY SECRETARY & GROUP LEGAL ADVISER



Date of notification


11 DECEMBER 2002



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date: December 11, 2002                       By:__/s/ Anthony Habgood__

                                              Title:   Chairman